

October 19, 2020

Sidney D. Rosenblatt
Chief Financial Officer
Universal Display Corp \PA\
375 Phillips Boulevard
Ewing, NJ 08618

   Re: Universal Display Corp \PA
     Form 10-K for the Year Ended December 31, 2019
     Filed February 20, 2020
     File No. 001-12031

Dear Mr. Rosenblatt:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Results of Operations, page 34

1. You disclose the increase in revenue from fiscal 2018 to fiscal 2019 was due to higher material sales as a result of stronger demand in the OLED display market. Revise future filings to include an analysis of the known material trends, events, demands, commitments and uncertainties. In this regard, you should quantify underlying drivers or metrics to illustrate the change in demand (e.g., volume of sales such as number of orders or shipments, average sales price, impacts of material changes in variable consideration, and/or changes in disaggregated revenues, to the extent applicable). Additionally, quantify the impact of the contract referenced on page F-34, given it appears to impact revenue trends and timing of recognized revenue due to variable consideration. Please refer to SEC Release Nos. 33-6835 and 33-8350.

Note 19. Revenue Recognition, page F-34

2.   Your revenue recognition policy disclosure starting on page F-13 indicates that material sales are generally recognized at the time the title passes or after control if variable consideration is present. Additionally, technology license agreements and material supply agreements are combined as a single performance obligation and recognized over the contract term based on material units sold at the estimated per unit fee over the life of the contract. Finally, we note your tabular "Revenue Comparison" disclosure in your earnings releases on Form 8-K where you disclose material sales, royalty and license fees, and contract research services. Given it appears you have two material revenue streams, tell us your consideration to disclose disaggregated revenue information in your Forms 10-Q and 10-K pursuant to ASC 606-10-50-5 to 7.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief at (202) 5513379 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing